Kristin M. Sprinkle 303.634.2112 kmsprinkle@swlaw.com	November 15, 2010

VIA E-MAIL

Securities and Exchange Commission

100 F Street, NE

Washington D.C. 20549

Attention:  Dana Brown

Re:       Proposed Revisions to Preliminary Proxy Statement of Good Times Restaurants Inc. (the "Company")

Dear Mr. Brown:

Thank you for speaking with us on Friday, November 12, 2010 regarding your comments to the Company's preliminary proxy statement that was filed on EDGAR on November 5, 2010 (the "Proxy").

In response to your comments, please consider the following:

1.         Rule 14f-1 may apply and, if so, revise the Proxy to include the applicable disclosure (relating to an investment that includes majority control of the Board).

Pursuant to Rule 14f-1, we have included additional disclosure to the sections of the Proxy entitled "Investor Board Designees" and "Security Ownership of Certain Beneficial Owners and Management" so that the information provided in these sections, as revised, is substantially equivalent to the information which would be required by Items 6(a), (d) and (e), 7 and 8 of Schedule 14A of Regulation 14A if the Investor's director designees were nominees for election as directors at the special meeting of stockholders.  Specifically:

•         As required by Item 6(a), the number of shares of the Company's outstanding common stock and the number of votes to which each share of common stock is entitled is stated on Page 1 of the Proxy under the heading "Who is entitled to attend and vote at the Special Meeting?".

•         As required by Item 6(d), the information required by Item 403 of Regulation S-K is set forth in the section of the Proxy entitled "Security Ownership of Certain Beneficial Owners and Management" on Page 19 of the revised document.

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Snell & Wilmer

_______________  L.L.P. _____________

Securities and Exchange Commission

November 15, 2010

•         Item 6(e) requires disclosure regarding any change of control of the registrant that has occurred since the beginning of its last fiscal year.  At this time, no change of control of the registrant has yet occurred.  However, we disclose in the Proxy that the Investment Transaction will result in a change of control.  These disclosures are located on Page 3 under the heading "PROPOSAL #1 - APPROVAL OF THE INVESTMENT TRANSACTION" and also on Page 6 in the fourth bullet point of the section entitled "Board's Evaluation of the Fairness of the Terms of the Investment Transaction."  In addition, pursuant to Instruction 2 to Item 6(e), a description of the arrangements between the former and new control groups with respect to election of directors is set forth in the "Investor Board Designees" section on Pages 9-11.

•         Item 7(a) requires disclosure of the information required by Instruction 4 to Item 103 of Regulation S-K with respect to directors and executive officers.  The Company does not have any material pending legal proceedings to which any director or executive officer or any associate thereof is a party adverse to the Company or any subsidiary or has a material interest adverse to the Company or any subsidiary.  Accordingly, no disclosure is made with respect to this item.

•         Item 7(b) requires disclosure of the information required by Items 401, 404(a) and (b), 405 and 407(d)(4), (d)(5) and (h) of Regulation S-K.

o   With respect to Item 401, we have identified the Investor's director designees and the continuing directors of the Company in the section of the Proxy entitled "Investor Board Designees" on Pages 10-11 of the revised document.  We have also identified the executive officers of the Company on Page 20 of the revised document.

o   With respect to Items 404(a) and (b), we have identified related party transactions in the section of the Proxy entitled "Interest of Certain Persons in Matters to be Acted Upon" on Page 18 of the revised document.

o   With respect to Item 405, we have added disclosure regarding Section 16(a) compliance on Page 20 of the revised document, under the sub-heading "Section 16(a) beneficial ownership reporting compliance."

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Snell & Wilmer

_______________  L.L.P. _____________

Securities and Exchange Commission

November 15, 2010

o   With respect to Items 407(d)(4) and (d)(5), we have added disclosure regarding the Audit Committee and its procedures on Page 12 of the revised document, under the sub-heading "Audit Committee."  We have listed the names of the current members of the Audit Committee and have disclosed that all of the current members intend to resign as directors immediately following the Closing of the Investment Transaction in order to fulfill the closing condition set forth in the Purchase Agreement.  We have also stated that, following the Closing, the new Board will appoint new members of the Audit Committee, all of whom will be independent directors under the applicable NASDAQ listing standards.  We have further stated that, following the Closing, the new Board will designate a new Audit Committee financial expert to replace the resigning director who currently serves in this capacity.

o   With respect to Item 407(h), we have added disclosure regarding the Board's leadership structure and role in risk oversight on Page 12 of the revised document under the sub-headings "Leadership Structure" and "Risk Oversight" respectively.

•         Item 7(c) requires disclosure of the information required by Item 407(a) of Regulation S-K.  We have added disclosure to the second paragraph on Page 11 of the revised document which lists the current directors whom the Board has previously determined to be independent under the NASDAQ listing standards.  We have further disclosed which of the independent directors are resigning and which are continuing on the Board.  Finally, we have disclosed that the new Board will make determinations regarding the independence of the Investor's director designees when those individuals are appointed to the Board following the Closing.

•         Item 7(d) requires disclosure of the information required by Item 407(b), (c)(1), (c)(2), (d)(1), (d)(2), (d)(3), (e)(1), (e)(2), (e)(3) and (f) of Regulation S-K.

o   With respect to Item 407(b), we have added disclosure regarding the number of Board meetings held in the fiscal year ended September 30, 2010, the last full fiscal year of the Company, on Page 13 of the revised document under the subheading "Board Meeting Attendance."  We have disclosed the number of Audit Committee and Compensation Committee meetings held during the fiscal year ended September 30, 2010 on Page 12 in the respective sections entitled "Audit Committee" and "Compensation  Committee."  We have further disclosed on Page 13, in the section entitled "Board Meeting Attendance," that no director attended fewer than 75% of the Board meetings and applicable committee meetings held in the last fiscal year.

o   With respect to Items 407(c)(1) and (c)(2), we have added disclosure on Pages 11-12 of the revised document, in the section entitled "Director Nominee Selection Process," which states that the Company's Board as a whole acts as its nominating committee and which further describes the director nomination process.

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Snell & Wilmer

_______________  L.L.P. _____________

Securities and Exchange Commission

November 15, 2010

o   With respect to Items 407(d)(1) and (d)(2), we have added disclosure on Page 12 of the revised document, in the section entitled "Audit Committee," which provides information regarding the Audit Committee charter.  We also disclose that all of the current members of the Audit Committee will be resigning as directors immediately following the Closing of the Investment Transaction and that the new Board will thereafter appoint new members of the Audit Committee, all of whom will be independent directors under the applicable NASDAQ listing standards.  However, the new members of the Audit Committee will not be determined until the Closing.  Thus, determinations regarding their independence cannot be made until that time.

o   We have not provided the disclosure contemplated by Item 407(d)(3) because the audit for the fiscal year ended September 30, 2010 has yet not been completed, and therefore the Audit Committee has not completed its review and discussion of the audit as described in Item 407(d)(3).

o   With respect to Items 407(e)(1), (e)(2) and (e)(3), we have added disclosure on Pages 12-13 of the revised document, under the subheading "Compensation Committee," regarding the Company's Compensation Committee and its processes.  With respect to committee membership, we have listed the names of the current members of the Compensation Committee and have disclosed that all of the current members intend to resign as directors immediately following the Closing of the Investment Transaction in order to fulfill the closing condition set forth in the Purchase Agreement.  We have also stated that, following the Closing, the new Board will appoint new members of the Compensation Committee, all of whom will be independent directors under the applicable NASDAQ listing standards.

o   With respect to Item 407(f), we have added disclosure regarding shareholder communications to the Board on Page 12 of the revised document, under the subheading "Shareholder Communications."

•         Items 7(e) and 7(f) do not apply to this Proxy as no shareholder nominee is included.

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Snell & Wilmer

_______________  L.L.P. _____________

Securities and Exchange Commission

November 15, 2010

•         Item 8 requires disclosure of the executive compensation information required by Item 402 of Regulation S-K.  The instructions to Item 402 provide that the executive compensation information required to be provided is for the registrant's last completed fiscal year.  The Company's last completed fiscal year ended on September 30, 2010.  The audit for this fiscal year is ongoing and the Company does not at this point have the information necessary to provide the executive compensation disclosure required by Item 402 of Regulation S-K for the fiscal year ended September 30, 2010.  Accordingly, on Page 20 of the revised document, under the subheading "Executive Compensation," we have incorporated by reference the information which will be included by the Company in Part III of its Annual Report on Form 10-K for the fiscal year ended September 30, 2010, which is due to be filed by December 29, 2010.

As we discussed on Friday, the Company has previously disclosed the executive compensation information required by Item 402 of Regulation S-K for the fiscal year ended September 30, 2009 in the proxy statement for its last annual meeting of stockholders which was held on September 30, 2010.  The proxy statement for the annual meeting containing the required Item 402 disclosure was filed on EDGAR on September 1, 2010 and mailed to stockholders on or about September 3, 2010.

2.         On Page 4, revise the reference to the proposal from a private equity firm to purchase all of the common stock of Good Times Drive Thru Inc. (the Company's wholly-owned subsidiary) to include a disclosure of the material terms of the proposal.

On Page 4 of the Proxy, we have included additional disclosure regarding the material terms of the private equity investor's proposal considered by the Company in March 2010.

3.         With respect to the transaction being at a discount to the current market price, include disclosure of the current market price and the percentage discount toward the beginning of the document.

On Page 3 of the Proxy, we have included additional disclosure in the introductory paragraph under the heading "PROPOSAL #1 - APPROVAL OF THE INVESTMENT TRANSACTION" which states the trading price of the Company's common stock as of November 10, 2010 and the percentage discount to that trading price represented by the purchase price of the Shares to be issued in the Investment Transaction.

4.         Regarding Proposal #2, add the following "balancing disclosures" to the reverse split disclosure and the amount of authorized but unissued shares post-transaction:

(a)        No further shareholder action is required for the issuance of authorized shares (if that is true).

            On Page 16 of the revised document, we have added this disclosure at the end of the third paragraph under the heading "Effect of a Reverse Stock Split."

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Snell & Wilmer

_______________  L.L.P. _____________

Securities and Exchange Commission

November 15, 2010

 (b)      The issuance of additional shares may be dilutive to current shareholders.

            On Page 16 of the revised document, we have added a fourth paragraph under the heading "Effect of a Reverse Stock Split" which contains this disclosure.

(c)        There is a potential anti-takeover effect with additional shares available for issuance to current shareholders that could be disadvantageous.

On Page 16 of the revised document, we have added a section with the separate heading "Potential Anti-Takeover Effects."

            As we discussed with you on Friday, the Company needs to be in a position close the Investment Transaction on November 30, 2010 in order to regain compliance with NASDAQ's minimum stockholder equity requirement.  This schedule requires that the special meeting of stockholders be held on November 29, 2010, which in turn requires that the meeting notice and proxy statement be mailed to stockholders no later than November 19, 2010.  Accordingly, the Company hopes to file its definitive proxy statement on Monday, November 15, 2010 in order to meet its printing and mailing schedule, as the Company is doing a full set delivery of proxy materials to all of its stockholders.

            Attached to this letter are copies of the revised pages of the Proxy for your review.  Due to the foregoing schedule, we appreciate your prompt attention to this matter.  Please do not hesitate to contact me at (303) 634-2112 with any questions.

            Again, thank you very much for your time in speaking with us on Friday and in reviewing this submission.

Very truly yours,

Snell & Wilmer L.L.P.

/s/ Kristin M. Sprinkle

Kristin M. Sprinkle

Attachment

cc:        Boyd Hoback, President & CEO, Good Times Restaurants Inc.
Cheri Carper Bennett, Esq., Perry, Krumsiek & Jack, LLP
Roger Cohen, Esq., Snell & Wilmer L.L.P.

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